EXHIBIT 3.2

Third Amended and Restated Limited Partnership Agreement
of Emerging CTA Portfolio L.P.

This Third Amended and Restated Limited Partnership Agreement (this “Agreement”), dated and effective as of September 1, 2011, is by and among Ceres Managed Futures LLC (formerly Citigroup Managed Futures LLC) (the “General Partner”) and those other parties who shall execute this Agreement, whether in counterpart or by attorney-in-fact, as limited partners.  (Such other parties who are limited partners are hereinafter collectively referred to as the “Limited Partners.”  The General Partner and the Limited Partners may be collectively referred to herein as “Partners.”)  This Agreement amends and restates the Partnership’s Second Amended and Restated Limited Partnership Agreement dated as of October 20, 2010 (the “Second Amended and Restated Limited Partnership Agreement”) by and among the General Partner and the limited partners party thereto.

W I T N E S S E T H :

WHEREAS, on July 7, 2003, Emerging CTA Portfolio L.P. (formerly Citigroup Emerging CTA Portfolio L.P.) (the “Partnership”) was formed for the purpose of trading in commodity interests, as described in Paragraph 3 hereof, pursuant to the Partnership’s Limited Partnership Agreement, dated as of July 7, 2003 (the “Initial Agreement” and together with the Amended and Restated Limited Partnership Agreement, dated as of July 23, 2009, and the Second Amended and Restated Limited Partnership Agreement, the “Prior Agreement”), by and among the General Partner, an initial limited partner (the “Initial Limited Partner”) and the other limited partners party thereto; and

WHEREAS, the Partnership commenced trading on August 1, 2004; and

WHEREAS, this Agreement has been amended previously to, among other things, (i) remove the requirement that a Limited Partner must hold Units of Limited Partnership Interest (as defined below) at least six full months before such Units may be withdrawn, (ii) remove the redemption fee charged to a Limited Partner who redeemed Units of Limited Partnership Interest prior to the end of the 12th full month after such Limited Partner initially purchased such Units; (iii) reflect changes to the name and address of the General Partner and the Partnership; and (iv) remove certain of the restrictions on the Limited Partners’ ability to assign, transfer or otherwise dispose of their Units of Limited Partnership Interest; and

WHEREAS, the General Partner has deemed it advisable to (i) amend the Prior Agreement to offer multiple classes of Units of Limited Partnership Interest and (ii) reduce the notice period for redemption requests; and

WHEREAS, the General Partner, consistent with the requirements of Paragraph 17(a) of the Prior Agreement, has determined that such amendment is not adverse to and does not require the consent of the Limited Partners; and

WHEREAS, the General Partner, consistent with the requirements of Paragraph 17(a) of the Prior Agreement, has determined to make other conforming and clarifying amendments to the Prior Agreement;

NOW, THEREFORE, in consideration of the mutual premises and agreements herein made and intending to be legally bound hereby, the parties hereto agree to amend and restate the Prior Agreement in its entirety as follows:

1.	Formation and Name.

The parties formed a limited partnership under the New York Revised Uniform Limited Partnership Act (the “Partnership Act”).  The name of the limited partnership is Emerging CTA Portfolio L.P.  The General Partner has executed and filed a Certificate of Limited Partnership in accordance with the provisions of the Partnership Act and shall execute, file, record and publish, as appropriate, such amendments, restatements and other documents as are or become necessary or advisable, as determined by the General Partner.

2.	Principal Office.

The principal office of the Partnership shall be 522 Fifth Avenue, 14th Floor, New York, New York 10036, or such other place as the General Partner may designate from time to time.

3.	Business.

(a) The Partnership’s business and purpose is to trade, buy, sell or otherwise acquire, hold or dispose of interests, directly or indirectly, in commodities of all descriptions (including futures contracts, commodity options, forward contracts and any other rights or interests pertaining thereto, including swaps and other derivative instruments and interests in commodity pools).  The objective of the Partnership business is appreciation of its assets through speculative trading.

(b) The Partnership shall not:

(1) engage in the pyramiding of its positions by using unrealized profits on existing positions as margin for the purchase or sale of additional positions in the same or related commodities;

(2) utilize borrowings except short-term borrowings if the Partnership takes delivery of cash commodities; or

(3) permit the churning of its account.

(c) The Partnership shall make no loans.  Assets of the Partnership will not be commingled with assets of any other entity.  Deposit of assets with a commodity broker or dealer as margin shall not constitute commingling.

4.	Term, Dissolution and Fiscal Year.

(a) Term.  The term of the Partnership commenced on the date the initial Certificate of Limited Partnership was filed in the office of the Secretary of State of New York and shall end as soon as practicable upon the first to occur of the following:  (1) December 31, 2023; (2) receipt by the General Partner of an election to dissolve the Partnership at a specified time by Limited Partners owning more than 50% of all Classes (as defined below) of Units of Limited Partnership Interest then outstanding, notice of which is sent by registered mail to the General Partner not less than 90 days prior to the effective date of such dissolution; (3) assignment by the General Partner of all of its interest in the Partnership, withdrawal, removal, bankruptcy or any other event that causes the General Partner to cease to be a general partner under the Partnership Act (unless the Partnership is continued pursuant to Paragraph 17); (4) the Net Asset Value per Unit of Limited Partnership Interest of any Class declines on any business day after trading to less than $400, as such amount may be adjusted for any splits or combinations of Units of Limited Partnership Interest; or (5) any event which shall make it unlawful for the existence of the Partnership to be continued.  In addition, the General Partner may, in its sole discretion, cause the Partnership to dissolve if the aggregate Net Assets of the Partnership decline to less than $1,000,000.

(b) Dissolution.  Upon dissolution of the Partnership, the assets of the Partnership shall be distributed to creditors, including any Partners who may be creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Partnership (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision for payment has been made and liabilities for distributions to Partners; to Partners and former Partners in satisfaction of liabilities for distributions; and to Partners first for the return of their contributions and second respecting their Partnership interests, in the proportions in which the Partners share in distributions.  Following distributions of the assets of the Partnership, a Certificate of Cancellation for the Partnership shall be filed as required by the Partnership Act.

(c) Fiscal Year.  The fiscal year of the Partnership will commence on January 1 and end on December 31 each year (“fiscal year”).  Each fiscal year of the Partnership is divided into four fiscal quarters commencing on the first day of January, April, July and October (“fiscal quarter”).

5.	Net Worth of General Partner.

The General Partner shall not be obligated to maintain a Net Worth in excess of such amount, if any, as may be required to ensure that the Partnership will continue to be treated as a partnership for federal income tax purposes.  For the purposes of this Paragraph 5, Net Worth shall be based upon current fair market value of the assets of the General Partner.

6.	Capital Contributions and Units of Partnership Interest.

The General Partner may, but shall not be obligated to contribute capital to the Partnership unless required to ensure that the Partnership will continue to be treated as a partnership for federal income tax purposes.  The General Partner’s contribution shall be evidenced by “Units of General Partnership Interest.”

Interests in the Partnership, other than those of the General Partner, shall be evidenced by Class A, Class D or Class Z “Units of Limited Partnership Interest” which the General Partner on behalf of the Partnership shall, in accordance with the Private Placement Offering Memorandum and Disclosure Document (the “Memorandum”) referred to in Paragraph 11, sell to persons desiring to become Limited Partners who satisfy the investment and minimum capital contribution requirements specific to each Class.  Identical rights, powers, duties and obligations attach to each class of Units of Limited Partnership Interest, except that purchasers of Class D Units of Limited Partnership Interest and Class Z Units of Limited Partnership Interest may be subject to reduced brokerage charges.  The Class of Units of Limited Partnership Interest that a Limited Partner receives will generally depend upon the amount invested in the Partnership and the status of such Limited Partner, although the General Partner may determine to offer Class A or Class D Units of Limited Partnership Interest to a Limited Partner in its sole discretion, regardless of investment amount.

Generally, Limited Partners investing up to $4,999,999 in the Partnership will receive Class A Units of Limited Partnership Interest, while Limited Partners investing $5,000,000 or more in the Partnership will receive Class D Units of Limited Partnership Interest (the “Class D Account Minimum”).  The General Partner may, without the consent of the Limited Partners, offer additional classes of Units of Limited Partnership Interest (together with Class A Units of Limited Partnership Interest, Class D Units of Limited Partnership Interest and Class Z Units of Limited Partnership Interest, the “Classes”) as it may determine in its sole discretion from time to time.  Units of General Partnership Interest shall be subject to the brokerage fees payable by Class A Units of Limited Partnership Interest.  For any Unit (or partial unit rounded to four decimal places) of Limited Partnership Interest purchased, a Limited Partner shall contribute to the capital of the Partnership an amount equal to the Net Asset Value of such Unit (or partial unit, as the case may be) of Limited Partnership Interest as of the close of business on the day preceding the effective date of such purchase, and shall pay in addition the selling commission, if any, which must be paid with respect to such purchase.  The aggregate of all contributions shall be available to the Partnership to carry on its business, and no interest shall be paid on any such contribution.  All subscriptions for Units of Limited Partnership Interest made pursuant to this private placement of the Units of Limited Partnership Interest (the “Private Placement”) must be on the form provided in the Memorandum.

Units of Limited Partnership Interest purchased by certain employees of Morgan Stanley Smith Barney or its affiliates (and their family members) shall be designated as Class Z Units of Limited Partnership Interest.  The General Partner may also offer Class Z Units of Limited Partnership Interest to certain of the Limited Partners receiving advisory services from a Morgan Stanley Smith Barney financial advisor or private wealth advisor (each a “Consulting Client’).  In the event that the General Partner offers Class Z Units of Limited Partnership Interest to Consulting Clients, such Consulting Clients shall be bound by the terms of the consulting agreement they signed with their Morgan Stanley Smith Barney financial advisor or private wealth advisor (each such agreement, a “Consulting Agreement”), including the payment of a consulting fee as set forth in the Consulting Agreement.  In the event, however, that a Consulting Client’s Consulting Agreement is terminated and the Consulting Client remains a Limited Partner, the Class Z Units of Limited Partnership Interest shall, beginning on the first day of the month immediately following the month of termination of the Consulting Agreement, (i) convert to the appropriate Class of Units of Limited Partnership Interest based on investor qualifications and the aggregate capital contributions made by such Limited Partner in the Partnership, adjusted for additional subscriptions, redemptions and exchanges, and (ii) become subject to the applicable brokerage fee as described in the Memorandum.  For the avoidance of any doubt, Class Z Units of Limited Partnership Interest are subject to withdrawal restrictions set forth in this Agreement and the Memorandum.

7.	Allocation of Profits and Losses.

(a) Capital Accounts.  A capital account shall be established for each Partner.  The initial balance of each Partner’s capital account shall be the amount of his initial capital contribution to the Partnership.

(b) Allocations.  As of the close of business on the last day of each month during each fiscal year of the Partnership, the following determinations and allocations shall be made:

(1) The Net Asset Value per Class (as defined in Paragraph 7(d)(1)) and the Net Assets of the Partnership (as defined in Paragraph 7(d)(2)) before any management fees, incentive fees or administrative fees payable by the Partnership as of such date shall be determined.

(2) Monthly management and administrative fees, if any, payable by the Partnership as of such date shall then be charged against the Net Asset Value per Class for each outstanding Class.

(3) Incentive fees, if any, shall then be charged against the Net Asset the Net Asset Value per Class for each outstanding Class.

(4) Any increase or decrease in the Net Asset Value per Class as of the end of the month (after the adjustments in subparagraphs (2) and (3) above) shall then be credited or charged to the capital accounts of each Partner in the ratio that the balance of each account bears to the balance of all accounts.

(5) Any amount paid to a Limited Partner on redemption of Units of Limited Partnership Interest, and any amount paid to the General Partner on redemption of Units of General Partnership Interest, shall be charged to that Partner’s capital account.

(c) Allocation of Profit and Loss for Federal Income Tax Purposes.  The Partnership’s realized capital gain or loss and ordinary income or loss shall be allocated among the Partners in the ratio that each Partner’s capital account bears to all Partners’ capital accounts.  Any Partner whose Units of Limited or General Partnership Interest were acquired, redeemed or converted during any fiscal year will be allocated his proportionate share of the capital gain or loss and ordinary income or loss realized by the Partnership during the period that such Units of Limited or General Partnership Interest were owned by such Partner, based on the ratio that the capital accounts allocable to such acquired, redeemed or converted Units of Limited or General Partnership Interest bear to the capital accounts allocable to all Partners’ Units of Limited or General Partnership Interest for such period.  Any Partner who transfers or assigns Units of Limited or General Partnership Interest during any fiscal year shall be allocated his proportionate share of the capital gain or loss and ordinary income or loss realized by the Partnership through the end of the month in which notice of such transfer or assignment is given to the General Partner in accordance with Paragraph 10(b)hereof, and the transferee or assignee of such Units shall be allocated his proportionate share of the capital gain or loss and ordinary income or loss realized by the Partnership commencing with the month next succeeding the month in which notice of transfer or assignment is given.  The method of allocating gains and losses for tax purposes may be changed by the General Partner upon receipt of advice from counsel to the Partnership that such change is required by applicable law or regulation.

(d) Definitions.

(1) Net Assets per Class.  Net Assets per Class shall mean the total assets attributable to each Class, as determined by the General Partner, including all cash, Treasury bills, accrued interest and the market value of all open commodity positions maintained by the Partnership for such Class, less all liabilities attributable to each Class, as determined by the General Partner, including brokerage charges accrued and other liabilities determined, in accordance with generally accepted accounting principles under the accrual basis of accounting.  The value of a commodity futures or option contract is the unrealized gain or loss on the contract that is determined by marking it to the current settlement price for a like contract acquired on the valuation date.  Physical commodities, options, forward contracts, futures contracts and swaps, when no market quote is available, will be valued at their fair market value as determined in good faith by the General Partner.  U.S. Treasury securities and other interest bearing obligations will be valued at cost plus accrued interest.  Interests in other commodity pools will be valued at their net asset value as determined by the pool operator, or, if the General Partner has not received such determination or believes that fairness so requires, at fair value determined by the General Partner.  Net Assets per Class equals Net Asset Value per Class.

(2) Net Assets of the Partnership.  The Net Assets of the Partnership equals the sum of Net Assets per Class, of all outstanding Classes.

(3) Net Asset Value per Unit.  The Net Asset Value per Unit of each Unit of Limited Partnership Interest and each Unit of General Partnership Interest for each Class shall be determined by dividing the Net Asset Value per Class by the aggregate number of Units of Limited and General Partnership Interest outstanding in such Class.

(e) Expenses and Limitation Thereof.  The Partnership shall be obligated to pay all liabilities incurred by it, including, without limitation, all expenses incurred in connection with its trading activities, and any management and incentive fees.  The General Partner shall bear all other operating expenses except legal, accounting, filing, data processing and reporting fees and extraordinary expenses.  Appropriate reserves may be created, accrued and charged against Net Assets of the Partnership for contingent liabilities, if any, as of the date any such contingent liability becomes known to the General Partner.

(f) Limited Liability of Limited Partners.

(1) Each Unit of Limited Partnership Interest, when purchased by a Limited Partner, subject to the qualifications set forth below, shall be fully paid and non-assessable.

(2) A Limited Partner shall have no liability in excess of his obligation to make contributions to the capital of the Partnership and his share of the Partnership’s assets and undistributed profits, subject to the qualifications provided in the Partnership Act.

(g) Return of Limited Partner’s Capital Contribution.  Except to the extent that a Limited Partner shall have the right to withdraw capital through redemption of Units of Limited Partnership Interest, no Limited Partner shall have any right to demand the return of his capital contribution or any profits added thereto, except upon dissolution and termination of the Partnership.  In no event shall a Limited Partner be entitled to demand and receive property other than cash.

8.	Management of the Partnership.

(a) General.  The General Partner, to the exclusion of all Limited Partners, shall conduct, control and manage the business of the Partnership, including, without limitation, the investment of the funds of the Partnership.  The General Partner may, but is not obliged to, delegate its rights, duties and powers hereunder, including but not limited to the duty to make trading decisions for the Partnership.  Except as provided herein, no Partner shall be entitled to any salary, draw or other compensation from the Partnership.  Each Limited Partner hereby undertakes to advise the General Partner of such additional information as may be deemed by the General Partner to be required or appropriate to open and maintain an account or accounts with commodity brokerage firms for the purpose of trading in commodity futures contracts.

Subject to Paragraph 5 hereof, the General Partner may engage in other business activities and shall not be required to refrain from any other activity nor disgorge any profits from any such activity, whether as general partner of additional partnerships for investment in commodity futures contracts or otherwise.  The General Partner may engage and compensate on behalf of the Partnership from funds of the Partnership, such persons, firms or corporations, including any affiliated person or entity, as the General Partner in its sole judgment, shall deem advisable for the conduct and operation of the business of the Partnership.

No person dealing with the General Partner shall be required to determine its authority to make any undertaking on behalf of the Partnership, nor to determine any fact or circumstance bearing upon the existence of its authority.

The General Partner shall monitor the trading and performance of any trading advisor for the Partnership and shall not permit the “churning” of the Partnership’s account.  The General Partner has been authorized to enter into the Customer Agreement with Citigroup Global Markets Inc. (“CGM”) described in the Memorandum and to cause the Partnership to pay CGM the brokerage fees described therein and to negotiate customer agreements with other brokers or futures commission merchants in the future on those or other terms.  The General Partner may take such other actions as it deems necessary or desirable to manage the business of the Partnership, including, but not limited to, the following: opening bank accounts with state or national banks; paying, or authorizing the payment of expenses of the Partnership, such as management and incentive fees, legal and accounting fees, printing and reporting fees, and registration and other fees of governmental agencies; and investing or directing the investment of funds of the Partnership not being utilized as margin deposits.

The General Partner shall maintain a list of the names and addresses of, and interests owned by, all Partners, a copy of which shall be furnished to Limited Partners upon request either in person or by mail and upon payment of the cost of reproduction and mailing for a purpose reasonably related to such Limited Partner’s interest as a limited partner in the Partnership, and such other books and records relating to the business of the Partnership as it deems necessary or advisable at the principal office of the Partnership.  The General Partner shall retain such records for a period of not less than six years.  The Limited Partners shall be given reasonable access to the books and records of the Partnership for a purpose reasonably related to such Limited Partner’s interest as a limited partner in the Partnership.

Except as provided herein and in the Memorandum, the Partnership shall not enter into any contract with any of its affiliates or with any trading advisor which has a term of more than one year.  Except as provided herein and in the Memorandum:  (a) no person may receive, directly or indirectly, any advisory or incentive fee for investment advice or management who shares or participates in commodity brokerage commissions or fees from transactions for the Partnership; (b) no broker may pay, directly or indirectly, rebates or give ups to any trading advisor; and (c) such prohibitions shall not be circumvented by any reciprocal business arrangements.  On loans made available to the Partnership by the General Partner or any of its affiliates, the lender may not receive interest in excess of its interest costs, nor may the lender receive interest in excess of the amounts which would be charged the Partnership (without reference to the lender’s financial abilities or guarantees) by unrelated banks on comparable loans for the same purpose and the lender shall not receive points or other financing charges or fees regardless of the amounts.

(b) Fees.  The Partnership will pay the General Partner a monthly administrative fee in return for its services to the Partnership.  The administrative fee will equal 1/12 of 1/2% (1/2% per year) of month-end adjusted Net Assets per Class for each outstanding Class.  The fee may be increased or decreased at the discretion of the General Partner.  For purposes of calculating the General Partner’s administrative fee, adjusted Net Assets are “Net Assets” increased by the current month’s management fee, administrative fee, incentive fee accruals and any redemptions or distributions as of the end of such month.

The Partnership will also pay the General Partner an incentive fee equal to 5% of the Partnership’s overall new trading profits for each Class earned in each calendar year.  New trading profits are the excess, if any, of Net Assets per Class at the end of the year over the higher of:  (a) Net Assets per Class at the date trading commenced, or (b) Net Assets per Class at the end of the highest previous calendar year.  New trading profits are further adjusted to eliminate the effect of new capital contributions, redemptions, reallocations or capital distributions and interest or other income not directly related to trading activity earned on the Partnership’s assets.  The incentive fee shall be based upon new trading profits after deducting all expenses attributable to each Class.

9.	Audits and Reports to Limited Partners.

The Partnership’s books and records shall be audited annually by independent accountants.  The Partnership will cause each Partner to receive (a) within 90 days after the close of each fiscal year, audited financial statements, including a balance sheet and statements of income and partners’ equity for the fiscal year then ended, and (b) within 75 days after the close of each fiscal year such tax information as is necessary for him to complete his federal income tax return.  In addition, within 30 days of the end of each month the Partnership will provide each Limited Partner with reports showing Net Assets of the Partnership, Net Asset Value per Class and Net Asset Value per Unit of Limited Partnership Interest for each Class as of the end of such month, as well as information relating to the fees and other expenses incurred by the Partnership during such month.  Both annual and monthly reports shall include such additional information as the Commodity Futures Trading Commission may require under the Commodity Exchange Act to be given to participants in commodity pools such as the Partnership.  The General Partner shall calculate the Net Asset Value per Unit of Limited Partnership Interest for each Class, and the Net Asset Value per Unit of General Partnership Interest, daily and shall make such information available upon the request of a Limited Partner for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership.

In addition, if any of the following events occur, notice of such event shall be mailed to each Limited Partner within seven business days of the occurrence of the event:  (a) a decrease in the Net Asset Value of a Unit of Limited Partnership Interest of any Class to $400 or less as of the end of any trading day as such amount may be adjusted for any splits or combinations of Units of Limited Partnership Interest; (b) any change in the General Partner; (c) any change in commodity broker(s); or (d) any material change in the Partnership’s trading policies.

10.	Transfer, Redemption and Conversion of Units.

(a) Initial Limited Partner.  The Initial Agreement allowed the Initial Limited Partner to redeem his Unit of Limited Partnership Interest for $1,000 and withdraw from the Partnership.

(b) Transfer.  Each Limited Partner expressly agrees that he will not assign, transfer or dispose of, by gift or otherwise, any of his Units of Limited Partnership Interest or any part or all of his right, title and interest in the capital or profits of the Partnership without giving written notice of the assignment, transfer or disposition to the General Partner, and that no assignment, transfer or disposition permitted by this Agreement shall be effective against the Partnership or the General Partner until the first day of the month next succeeding the month in which the General Partner receives the written notice described below.  Any assignment, transfer or disposition by an assignee of Units of Limited Partnership Interest of his interest in the capital or profits of the Partnership shall not be effective against the Partnership or the General Partner until the first day of the month next succeeding the month in which the General Partner receives the written notice described below.

If the General Partner receives an opinion of counsel to the effect that a transfer should be prohibited in order to protect the Partnership from being treated as a publicly traded partnership, such transfer shall be prohibited.  Upon advice of counsel, the General Partner shall eliminate or modify any restrictions on substitutions or assignment at such time as the restriction is no longer necessary.  If an assignment, transfer or disposition occurs by reason of the death or by termination of a Limited Partner or assignee, such written notice may be given by the duly authorized representative of the estate of the Limited Partner or assignee and shall be supported by such proof of legal authority and valid assignment as may reasonably be requested by the General Partner.  The written notice required by this paragraph shall specify the name and residence address of the assignee and the date of the assignment, shall include a statement by the assignee that he agrees to give the above-described written notice to the General Partner upon any subsequent assignment, and shall be signed by the assignor and assignee.  The General Partner may, in its sole discretion, waive receipt of the above-described notice or waive any defect therein.  Any such assignee shall become a substituted Limited Partner only upon the consent of the General Partner (which consent may only be withheld for the purpose of preserving the Partnership’s tax status or to avoid adverse legal consequences to the Partnership), upon the execution of a Power of Attorney by such assignee appointing the General Partner as his attorney-in-fact in the form contained in Paragraph 13 hereof.  The estate or any beneficiary of a deceased Limited Partner or assignee shall have no right to withdraw any capital or profits from the Partnership except by redemption of Units of Limited Partnership Interest.  Upon the death of a Limited Partner, his estate shall have any rights of inventory, accounting, appraisal or examination of Partnership records as are granted by law.  A substituted Limited Partner shall have all the rights and powers and shall be subject to all the restrictions and liabilities of a Limited Partner of the Partnership.  A substituted Limited Partner is also liable for the obligations of his assignor to make contributions to the Partnership, but shall not be liable for the obligations of his assignor under the Partnership Act to return distributions received by the assignor; provided, however, that a substituted Limited Partner shall not be obligated for liabilities unknown to him at the time he became a substituted Limited Partner and which could not be ascertained from this Agreement.  Each Limited Partner agrees that with the consent of the General Partner any assignee may become a substituted Limited Partner without the further act or approval of any Limited Partner.  If the General Partner withholds consent, an assignee shall not become a substituted Limited Partner and shall not have any of the rights of a Limited Partner except that the assignee shall be entitled to receive that share of capital or profits and shall have that right of redemption to which his assignor would otherwise have been entitled.  An assigning Limited Partner shall remain liable to the Partnership as provided in the Partnership Act, regardless of whether his assignee becomes a substituted Limited Partner.  The transfer of Units of Limited Partnership Interest shall be subject to all applicable securities laws.  The transferor or assignor shall bear the cost related to such transfer or assignment.  Certificates representing Units of Limited Partnership Interest may bear appropriate legends to the foregoing effect.  Except for transfers by gift, inheritance, intrafamily transfers, family dissolutions and transfers to affiliates, no transfer may be made that results in either the transferor or the transferee holding fewer than three Units.

(c) Redemption.  A Limited Partner (or any assignee thereof) may withdraw all or part of his capital contribution and undistributed profits, if any, from the Partnership in multiples of the Net Asset Value per Unit of a Class of Limited Partnership Interest (such withdrawal being herein referred to as “redemption”) as of the last day of a month (the “Redemption Date”) after a request for redemption has been made to the General Partner; provided that all liabilities, contingent or otherwise, of the Partnership, except any liability to Partners on account of their capital contributions, have been paid or there remains property of the Partnership sufficient to pay them.  If a Limited Partner redeems less than its entire capital contribution and, after the redemption, the amount of such Limited Partner’s aggregate capital contributions is less than the Class D Account Minimum, any Class D Units of Limited Partnership Interest held by such Limited Partner shall be converted to Class A Units of Limited Partnership Interest as described in Section 10(d) below.  As used herein, “request for redemption” shall mean a written or oral request in a form specified by the General Partner and received by the General Partner at least three business days in advance of the Redemption Date, or such other period as the General Partners shall determine.  The General Partner, in its discretion, may waive the three business day notice requirement.  A form of Request for Redemption may be obtained by written request to the General Partner.  Redemption of partial Units of Limited Partnership Interest will be permitted at the General Partner’s discretion.  Upon redemption, a Limited Partner (or any assignee thereof) shall receive, per Unit of Limited Partnership Interest redeemed, an amount equal to the Net Asset Value per Unit of Limited Partnership Interest for such Class as of the Redemption Date, less any amount owing by such Partner (and his assignee, if any) to the Partnership.  If redemption is requested by an assignee, all amounts owed by the Partner to whom such Unit of Limited Partnership Interest was sold by the Partnership as well as all amounts owed by all assignees of such Unit of Limited Partnership Interest shall be deducted from the Net Asset Value per Unit of Limited Partnership Interest for such Class upon redemption by any assignee.  Payment will be made within 10 business days after the Redemption Date.  The General Partner may temporarily suspend redemptions if necessary in order to liquidate commodity positions in an orderly manner and may permit less frequent redemptions if it has received an opinion from counsel that such action is advisable to prevent the Partnership from being considered a publicly traded partnership by the Internal Revenue Service.

The General Partner may, at its sole discretion and upon notice to the Limited Partners, declare a special Redemption Date on which date Limited Partners may redeem their Units of Limited Partnership Interest at Net Asset Value per Unit of such Class, provided that the Limited Partners submit requests for redemption in a form acceptable to the General Partner .

The General Partner may require that any Limited Partner redeem his Units of Limited Partnership Interest on 10 days’ notice to the Limited Partner if, in the sole discretion of the General Partner, it is in the best interests of the Partnership to require such redemption.

(d) Conversion.  As of the close of business on the last day of each month during each fiscal year:

(1)  Class A Units of Limited Partnership Interest will be converted to an economically equivalent amount of Class D Units of Limited Partnership Interest when the amount of a Limited Partner’s aggregate capital contributions is equal to or greater than the Class D Account Minimum.

(2) Class D Units of Limited Partnership Interest will be converted to an economically equivalent amount of Class A Units of Limited Partnership Interest when the amount of a Limited Partner’s aggregate capital contributions is less than the Class D Account Minimum.

Each such conversion of Units of Limited Partnership Interest shall be converted at the Net Asset Value per Unit of Class A and Class D Units of Limited Partnership Interest as of the last day of each month and is subject to the terms and restrictions described herein and in the Memorandum.

11.	Private Placement of Units of Limited Partnership Interest.

The General Partner on behalf of the Partnership shall (a) prepare a Private Placement Offering Memorandum and Disclosure Document in accordance with Regulation D under the Securities Act of 1933, as amended, and such amendments, supplements and exhibits thereto as the General Partner deems advisable, and file with the United States Commodity Futures Trading Commission and/or the National Futures Association for private placement of the Units of Limited Partnership Interest, and (b) qualify the Units of Limited Partnership Interest for sale under the securities laws of such States of the United States as the General Partner shall deem advisable.  The General Partner may make such other arrangements for the sale of the Units of Limited Partnership Interest as it deems appropriate including, without limitation, the execution on behalf of the Partnership of agency agreements with CGM and/or other affiliated or unaffiliated entities as agent(s) of the Partnership for the offer and sale of the Units of Limited Partnership Interest as contemplated in the Memorandum.

12.	Admission of Additional Partners.

After the Private Placement of the Units of Limited Partnership Interest has been terminated by the General Partner, no additional General Partner will be admitted to the Partnership except as described in Paragraph 17(c).  The General Partner may take such actions as may be necessary or appropriate at any time to offer new Units or partial Units of Limited Partnership Interest and to admit new or substituted Limited Partners to the Partnership.  All subscribers who have been accepted by the General Partner shall be deemed admitted as Limited Partners at the time they are reflected as such in the books and records of the Partnership.

13.	Special Power of Attorney.

Each Limited Partner does irrevocably constitute and appoint the General Partner, and each other person or entity that shall after the date of this Agreement become a general partner of the Partnership, with the power of substitution, as his true and lawful attorney-in-fact, in his name, place and stead, to execute, acknowledge, swear to, file and record in his behalf in the appropriate public offices and publish (a) this Agreement and a Certificate of Limited Partnership, including amendments and/or restatements thereto; (b) all instruments which the General Partner deems necessary or appropriate to reflect any amendment, change or modification of the Partnership in accordance with the terms of this Agreement, including any instruments necessary to dissolve the Partnership; (c) Certificates of Assumed Name; and (d) Customer Agreements with CGM or other commodity brokerage firms.  The Power of Attorney granted herein shall be irrevocable and deemed to be a power coupled with an interest and shall survive and not be affected by the subsequent incapacity, disability or death of a Limited Partner.  Each Limited Partner hereby agrees to be bound by any representation made by the General Partner and by any successor thereto, acting in good faith pursuant to such Power of Attorney and each Limited Partner hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the General Partner and any successor thereto, taken in good faith under such Power of Attorney.  In the event of any conflict between this Agreement and any instruments filed by such attorney pursuant to the Power of Attorney granted in this Paragraph, this Agreement shall control.

14.	Withdrawal of a Partner.

The Partnership shall be dissolved and its affairs wound up upon the assignment by the General Partner of all of its interest in the Partnership, withdrawal, removal, bankruptcy, or any other event that causes the General Partner to cease to be a general partner under the Partnership Act (unless the Partnership is continued pursuant to Paragraph 17).  The General Partner shall not withdraw from the Partnership without giving the Limited Partners ninety (90) days’ prior written notice.  The death, incompetency, withdrawal, insolvency or dissolution of a Limited Partner shall not (in and of itself) dissolve the Partnership, and such Limited Partner, his estate, custodian or personal representative shall have no right to withdraw or value such Limited Partner’s interest in the Partnership except as provided in Paragraph 10 hereof.  Each Limited Partner (and any assignee of such Partner’s interest) expressly agrees that, in the event of his death, he waives on behalf of himself and his estate, and he directs the legal representative of his estate and any person interested therein to waive, the furnishing of any inventory, accounting, or appraisal of the assets of the Partnership and any right to an audit or examination of the books of the Partnership; provided, however, that this waiver in no way limits the rights of the Limited Partners or their representatives to have access to the Partnership’s books and records as described in Paragraph 8 hereof.

15.	No Personal Liability for Return of Capital.

The General Partner, subject to Paragraph 16 hereof, shall not be personally liable for the return or repayment of all or any portion of the capital or profits of any Partner (or assignee), it being expressly agreed that any such return of capital or profits made pursuant to this Agreement shall be made solely from the assets (which shall not include any right of contribution from the General Partner) of the Partnership.

16.	Indemnification.

(a) The General Partner and its Affiliates shall have no liability to the Partnership or to any Partner for any loss suffered by the Partnership which arises out of any action or inaction of the General Partner or its Affiliates if the General Partner or its Affiliates in good faith determined that such course of conduct was in the best interest of the Partnership and such course of conduct did not constitute negligence or misconduct of the General Partner or its Affiliates.  To the fullest extent permitted by law, the General Partner and its Affiliates shall be indemnified by the Partnership against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Partnership, provided that the same were not the result of negligence or misconduct on the part of the General Partner or its Affiliates.

(b) Notwithstanding subparagraph (a) above, the General Partner and its Affiliates shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws in connection with the offer or sale of Units of Limited Partnership Interest.

(c) The Partnership shall not incur the cost of that portion of any insurance which insures any party against any liability the indemnification of which is herein prohibited.

(d) For purposes of this Paragraph 16, the term “Affiliates” shall mean any person performing services on behalf of the Partnership and acting within the scope of the General Partner’s authority as set forth in this Agreement who:  (1) directly or indirectly controls, is controlled by, or is under common control with the General Partner; or (2) owns or controls 10% or more of the outstanding voting securities of the General Partner; or (3) is an officer or director of the General Partner.

(e) The provision of advances from Partnership funds to the General Partner and its Affiliates for legal expenses and other costs incurred as a result of any legal action initiated against the General Partner by a Limited Partner of the Partnership is prohibited.

(f) Any indemnification under subparagraph (a) above, unless ordered by a court, shall be made by the Partnership only as authorized in the specific case and only upon a determination by independent legal counsel in a written opinion that indemnification of the General Partner or its Affiliates is proper in the circumstances because it has met the applicable standard of conduct set forth in subparagraph (a) above.

17.	Amendments; Meetings.

(a) Amendments with Consent of the General Partner.  If at any time during the term of the Partnership the General Partner shall deem it necessary or desirable to amend this Agreement (including the Partnership’s basic investment policies set forth in Paragraph 3(b) hereof), such amendment shall be effective only if approved in writing by the General Partner and, except as specified in this subparagraph (a), by Limited Partners owning more than 50% of each Class of Units of Limited Partnership Interest then outstanding and if made in accordance with the Partnership Act.  Any such supplemental or amendatory agreement shall be adhered to and have the same effect from and after its effective date as if the same had originally been embodied in and formed a part of this Agreement.

The General Partner may amend this Agreement without the consent of the Limited Partners in order (a) to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency (including any inconsistency between this Agreement and the Memorandum); (b) to delete or add any provision of or to this Agreement required to be deleted or added by the staff of any federal or state agency or any self-regulatory organization; or (c) to make any amendment to this Agreement which the General Partner deems advisable (including but not limited to amendments necessary to effect the allocations proposed herein) provided that such amendment is not adverse to the Limited Partners, or is required by law.

The General Partner may, however, change the trading policies in Paragraph 3(b) of this Agreement without the approval of the Limited Partners when such change is deemed to be in the best interests of the Partnership.  In addition, if the General Partner determines to offer Units of Limited Partnership Interest to the public in the future, the General Partner may amend this Agreement as necessary to effect such public offering without obtaining the consent of the Limited Partners, provided, however, that such amendments are deemed to be in the best interests of the Limited Partners.  Amendments that are consistent with the North American Securities Administrators Association’s Guidelines for the Registration of Commodity Pools will be presumed to be in the best interests of the Limited Partners.

(b) Meetings.  Upon receipt of a written request, signed by Limited Partners owning at least 10% of each Class of Units of Limited Partnership Interest then outstanding, that a meeting of the Partnership be called to vote upon any matter which the Limited Partners may vote upon pursuant to this Agreement, the General Partner shall, by written notice to each Limited Partner of record mailed within fifteen (15) days after receipt of such request, call a meeting of the Partnership.  Such meeting shall be held at least thirty (30) but not more than sixty (60) days after the mailing of such notice, and such notice shall specify the date, a reasonable place and time, and the purpose of such meeting.

(c) Amendments and Actions without Consent of the General Partner.  At any meeting called pursuant to Paragraph 17(b), upon the approval by an affirmative vote (which may be in person or by proxy) of Limited Partners owning more than 50% of each Class of Units of Limited Partnership Interest then outstanding, the following actions may be taken:  (a) this Agreement may be amended in accordance with and only to the extent permissible under the Partnership Act; (b) the Partnership may be dissolved; (c) the General Partner may be removed and a new general partner may be admitted immediately prior to the removal of the General Partner provided that the new general partner of the Partnership shall continue the business of the Partnership without dissolution; (d) if the General Partner elects to withdraw from the Partnership, a new general partner or general partners may be admitted immediately prior to the withdrawal of the General Partner provided that the new general partner of the Partnership shall continue the business of the Partnership without dissolution; (e) any contracts with the General Partner, any of its Affiliates or any commodity trading advisor to the Partnership may be terminated on sixty days’ notice without penalty; and (f) the sale of all of the assets of the Partnership may be approved; provided, however, that no such action may be taken unless the Partnership has been furnished with an opinion of counsel that the action to be taken will not adversely affect the liability of the Limited Partners and that the action is permitted by the Partnership Act.

(d) Continuation.  Upon the assignment by the General Partner of all of its interest in the Partnership, the withdrawal, removal, bankruptcy or any other event that causes the General Partner to cease to be a general partner under the Partnership Act, the Partnership is not dissolved and is not required to be wound up by reason of such event if, (i) there is a remaining general partner who continues the business of the Partnership or (ii) within ninety (90) days after such event, all remaining Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of such event, of a successor General Partner.

18.	Governing Law.

The validity and construction of this Agreement shall be determined and governed by the laws of the State of New York.

19.	Miscellaneous.

(a) Priority among Limited Partners.  No Limited Partner shall be entitled to any priority or preference over any other Limited Partner with regard to the return of contributions of capital or to the distribution of any profits or otherwise in the affairs of the Partnership.

(b) Notices.  All notices under this Agreement, other than reports by the General Partner to the Limited Partners, shall be in writing and shall be effective upon personal delivery, or, if sent by registered or certified mail, postage prepaid, addressed to the last known address of the party to whom such notice is to be given, upon the deposit of such notice in the United States mail.  Reports by the General Partner to the Limited Partners shall be in writing and shall be sent by first class mail to the last known address of each Limited Partner.

(c) Binding Effect.  This Agreement shall inure to and be binding upon all of the parties, their successors, permitted assigns, custodians, estates, heirs and personal representatives.  For purposes of determining the rights of any Partner or assignee hereunder, the Partnership and the General Partner may rely upon the Partnership records as to who are Partners and assignees and all Partners and assignees agree that their rights shall be determined and that they shall be bound thereby, including all rights which they may have under Paragraph 17 hereof.

(d) Captions.  Captions in no way define, limit, extend or describe the scope of this Agreement nor the effect of any of its provisions.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day first mentioned above.

General Partner:
Ceres Managed Futures LLC
By:	/s/ Walter Davis
Walter Davis President and Director
Limited Partners:

All Limited Partners now and hereafter admitted as limited partners of the Partnership pursuant to powers of attorney now and hereafter executed in favor of and delivered to the General Partner.

By:	CERES MANAGED FUTURES LLC ATTORNEY-IN-FACT

By:	/s/ Walter Davis
Walter Davis President and Director